Exhibit h(vi)

BOARD RESOLUTIONS REGARDING FEE WAIVER AND RECOUPMENT ARRANGEMENT FOR THE FUND

The following resolutions were adopted by the Board on February 3, 2016 and have not been modified or rescinded:

WHEREAS:	The Manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and acquired fund fees and expenses) to the extent necessary so that the total annual operating expenses (with the foregoing exclusions) for each class of the Fund would not exceed the amounts specified below, subject to recapture as described below:

Expense Cap
Class A	1.50%
Class A2	1.70%
Class C	2.25%
Class FI	1.50%
Class R	1.75%
Class I	1.15%
Class IS	1.05%

WHEREAS:	After giving effect to the foregoing waivers and reimbursements, the Manager has agreed to waive fees and/or reimburse operating expenses so that total annual fund operating expenses of Class IS shares of the Fund will not exceed total annual fund operating expenses of Class I shares.

Now therefore, as to each such class of the Fund, be it:

RESOLVED:	That the Board approves and agrees to this arrangement, subject to the following:

•	That this arrangement will continue for the Fund until December 31, 2017, unless modified or terminated prior to that date by agreement of the Manager and the Board, and that this arrangement may be terminated at any time after such date by the Manager;

•	That the arrangement may be modified by the Manager to decrease total annual operating expenses of a class or the Fund at any time;

•	That the Manager is permitted to recapture any such amounts waived or reimbursed to a class of the Fund within three years after the year in which the Manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above; and

•	That in no case will the Manager recapture any amount that would result, on any particular business day of the Fund, in the class’ total annual operating expenses exceeding the limit described above or any other limit then in effect; and further

RESOLVED:	That the officers of the Trust are hereby authorized to include disclosure as appropriate to reflect the foregoing resolutions in the Summary Prospectus, the Prospectus and the Statement of Additional Information of the Fund, and to include such related information as said officers may deem appropriate; and further

RESOLVED:	That the officers of the Trust are hereby authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions or signatures.